As filed with the SEC on October 8, 2002

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For Immediate Release

National Health & Safety Corp. Agrees to Acquire Alternative Delivery Solutions, Inc. of San Antonio

AUSTIN, Texas – October 8, 2002 – PRNewswire - National Health & Safety Corporation (OTC BB: NHLT) announced today that it has signed a definitive agreement to acquire Alternative Delivery Solutions, Inc. ("ADS") of San Antonio, Texas. The agreement calls for NHLT to acquire all of the outstanding stock of ADS from ADS shareholders in exchange for 75% of the NHLT common shares that will be issued and outstanding after the acquisition (after giving effect for full dilution). The acquisition is expected to close no later than December 31st of this year, subject to the shareholders of NHLT approving a comprehensive plan of refinancing and restructuring of NHLT including a reverse stock split, as described in a preliminary proxy statement filed with the SEC on October 8, 2002, and upon satisfaction of certain contingencies by both parties. NHLT has scheduled a shareholder's meeting for December 4, 2002 for shareholders of record as of October 24, 2002, to vote on various matters being submitted for shareholder approval, including the approval of a 1 for 100 reverse stock split to better position the capital structure of NHLT for the acquisition of ADS. The shareholders will also be asked to approve a name change from National Health & Safety Corp. to ADS Media Group, Inc.

After the reverse stock split and the ADS acquisition, approximately 20,700,000 shares of common stock of the renamed ADS Media Group, Inc., will be outstanding (after giving effect to conversion of outstanding preferred stock and exercise of options and warrants). As part of the transaction, NHLT would retire all of its outstanding liabilities prior to closing through a combination of cash payments and equity for debt swaps with creditors. After the closing, ADS would operate as a wholly owned subsidiary of ADS Media Group, Inc. (the old NHLT).

According to Gary J. Davis, President and CEO of NHLT, "We expect the pending transaction with the ADS shareholders will benefit NHLT shareholders from ownership of an exciting and promising business that can restore meaningful revenues and create bottom line profits. ADS met all of our criteria for an acquisition candidate, including having an excellent management team in place and a well developed business strategy. Although the ADS historical financial results are not yet audited, our due diligence indicated that ADS is currently operating near, or will quickly achieve, breakeven on a monthly basis, and is capable of producing significant results for all shareholders over a relatively short year period of time. I believe Dub Doyal (CEO of ADS) and Jim Schell (President of ADS) are capable of creating and managing results we can all be proud to be associated with in the near future."

About Alternative Delivery Solutions, Inc. ("ADS")

ADS was founded in San Antonio in October 2001 and provides turn-key direct marketing support services, with an emphasis on alternate (i.e., door to door) delivery. Alternate delivery involves the creation, packaging and delivery (usually on the doorknob of homes) of solo marketing pieces and co-op marketing programs containing between 2 and 7 pieces of direct marketing material (e.g., brochures, coupons, advertisements and other offerings) to targeted audiences. ADS' management combines expertise and relationships in direct marketing with

sophisticated demographic, tracking, and verification technology to deliver extremely high quality direct marketing services.

ADS utilizes sophisticated mapping software, targeting very specific audiences, geo-demographically, down beyond the Zip Code level, to Census Block Groups and even further to Micro-Grids of $1/16^{th}$ of a mile within a delivery zone. ADS can identify the specific neighborhoods that meet the client's specific target audience demographic (for example, Hispanic households with pre-determined income levels). ADS also provides its clients with state of the art tracking and verification of actual deliveries to the target audience. Clients can track delivery of their marketing programs on-line. This is a significant difference from the Zip Code saturation mentality of direct mail, and the cost per thousand to the client for an alternate delivery program can be substantially less than the aggregate costs of direct mail through the US Postal Service, and other direct marketing mediums such as newspapers. ADS offers this value proposition to national, regional and local clients. Existing client references include large direct marketing firms such as Vertis, The Sunflower Group and larger companies wanting direct marketing services, like Sprint PCS, Bumper-to-Bumper and All Pro Automotive Service Centers.

The use of this medium by national advertisers is fairly new. Alternate delivery as a marketing medium can be highly effective - roughly 2 to 3 times more responsive than conventional marketing media (e.g., through newspaper inserts or direct mailing). ADS leads alternate delivery campaigns in various markets by forming alliances with local alternate delivery firms. ADS has managed, or currently manages, alternate delivery campaigns in over 20 markets nationally and in Puerto Rico. ADS has the current capability to manage national delivery campaigns in over 72 markets domestically, plus international programs in Mexico, Canada, and Puerto Rico, for any or all of its clients. For this reason, and the fact that ADS represents a single solution for national delivery campaigns, major companies and ad agencies have expressed interest in working with ADS. The alternate delivery business is highly fragmented into many small firms serving local markets, without dominate, nation-wide leaders. ADS continues to expand its national, and international presence, by forming additional alliances with local distributors, and plans to either build or acquire distribution in certain key markets.

Management of ADS

Clark R. "Dub" Doyal, Chairman & CEO of ADS, has more than 30 years of experience in all aspects of commercial printing and direct and alternative marketing. James D. "Jim" Schell, President of ADS, has more than 20 years of experience with SBC Communications, Inc. ("SBC"), Mr. Schell's experience came from assignments involving the full spectrum of telecommunications, yellow page advertising, and direct marketing. This included the development of Coupon Savers®, a marriage mail coupon program launched in SBC's Southwestern Bell region over eight years ago. Each executive's network of relationships has already won the respect of numerous large clients for ADS. Mr. Doyal and Mr. Schell have been nominated for election to the board of directors of NHLT.

Curtis A. White, Chief Operating Officer of ADS, was recruited from a long marketing and operations career servicing large national accounts that required multilevel hands-on supervision to interface with existing external channels for order placement and operations support. Further additions to the management team are expected in the near future.

Redirection of Focus of NHLT

Since NHLT's bankruptcy reorganization was consummated in early 2001, NHLT has concentrated on the redevelopment and redeployment of discount healthcare products and services to the general public. NHLT has been unsuccessful in its marketing efforts for these products. As a result, NHLT has decided not to spend any more company resources on marketing discount healthcare services and will discontinue the HealthVIP and all related programs. NHLT expects to close its discount healthcare operations before the ADS exchange transaction closes in December of this year.

After the proposed acquisition, NHLT (expected to be renamed ADS Media Group, Inc.) will concentrate only on the operations of ADS.

For further information, contact Gary Davis at 512-328-0433, x12 or garydavis@nhlt.com.

Safe Harbor Statement

This news release contains "forward-looking statements" which may be identified by their use of forward-looking terminology such as "goals," "believes," "anticipates," "intends" and "expects" and similar words. Such forward-looking statements include, but are not limited to, statements regarding our expected growth and other guidance regarding future financial performance. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements contained in this news release are made as of the date hereof and National Health & Safety Corporation does not assume any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

Additional Information

On October 8, 2002, NHLT filed a preliminary proxy statement with the SEC concerning the shareholders' meeting scheduled for December 4, 2002. The directors of NHLT, who may be considered participants in a proxy solicitation under SEC rules, are identified in the preliminary proxy statement and in the company's annual report on Form 10-KSB for the year ended December 31, 2001, which are available on the SEC's website, www.sec.gov. The final proxy statement, when complete, will be mailed to all shareholders and posted on the SEC's website. NHLT advises all NHLT shareholders to read the final proxy statement, which contains important additional information, before making decisions about the proposals to be voted on at NHLT's annual meeting.

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